Exhibit 12.1

LKQ CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)
(Unaudited)

	Year Ended December 31,
	2013	2014	2015	2016	2017
Income from continuing operations before provision for income taxes	$475,827	$587,888	$649,030	$677,281	$766,627
Fixed charges	100,190	124,670	124,739	176,414	201,246
Amortization of capitalized interest, net of interest capitalized	56	(50)	64	(423)	141
Distributed income of unconsolidated subsidiaries	—	—	—	—	7,549
Earnings available for fixed charges	$576,073	$712,508	$773,833	$853,272	$975,563

Fixed charges:
Interest expense, including amortization of debt issuance costs	$51,184	$64,542	$57,860	$88,263	$101,640
Capitalized interest	130	264	166	824	318
Portion of rental expense representative of interest	48,876	59,864	66,713	87,327	99,288
Total fixed charges	$100,190	$124,670	$124,739	$176,414	$201,246
Ratio of earnings to fixed charges	5.7	5.7	6.2	4.8	4.8